Exhibit 1.01
World Wrestling Entertainment, Inc.
Conflict Minerals Report
for the Year Ended December 31, 2019

This Conflict Minerals Report (the “Report”) of World Wrestling Entertainment has been prepared for the period from January 1, 2019 to December 31, 2019.  Unless the context indicates otherwise, “WWE,” “we,” “us,” and “our” refer to World Wrestling Entertainment, Inc. and its consolidated subsidiaries.

During 2019, we contracted to manufacture products for which 3TGs (as defined below) are necessary to their functionality or production.  The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten.  Certain of our foam fingers contained small amounts of tin, certain WWE lapel pins contained small amounts of gold plating and our replica championship belts contained some gold plating (the foam fingers, WWE lapel pins and championship belts being the “Covered Products”).

We have developed a conflict minerals procedure, reasonably designed to identify whether the tin in the Covered Product originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola) (the “Covered Countries”), or whether any of the 3TGs in the Covered Products are from recycled or scrap sources.

Description of WWE’s Reasonable Country of Origin Inquiry (RCOI)

We have conducted a country of origin inquiry (“RCOI”) that was reasonably designed to determine whether the tin and gold in the Covered Products originated in a Covered Country or whether any of the 3TGs in the Covered Products were from recycled or scrap sources.

We made inquiry of the suppliers of the Covered Products as to the source of the tin and gold used in the Covered Products.  One of our suppliers has informed us that the tin does not come from recycled or scrap sources and while it could not determine the source of the small amount of tin used in the foam fingers, it did not come from one of the Covered Countries; our supplier of the lapel pins has informed us that the gold used in such Covered Product does not come from one of the Covered Countries.  Finally our supplier of championship belts informed us that their gold was obtained from a smelter in Rhode Island.